Exhibit (a)(4)

CMG states they are making the offer “...for investment purposes with the intention of making a profit from ownership of the Shares.” CMG states they are “...motivated to establish the lowest price which might be acceptable to Shareholders...” CMG has “...estimated that the Shares are worth approximately $3.45 per Share.” CMG acknowledges that they “...have not made an independent appraisal of the Shares or the REIT’s properties, and are not qualified to appraise real estate.” CMG’s offer represents a 42% discount to their own estimated per-share value Shareholders Should REJECT CMG’s $2.00/Share Offer Note: Emphasis ours Summary of CMG’s Offer:

OP2 believes CMG is trying to take advantage of the REIT’s shareholders OP2’s Board believes the ultimate value of the shares is significantly greater than CMG’s offering price and per-share valuation OP2’s cash and cash equivalents alone equal approximately $3.58 per share, as of March 31, 2012, well above CMG’s offering price and per-share valuation OP2’s recent special distribution of $0.50 per share demonstrates the success of our investment strategy Shareholders Should REJECT CMG’s $2.00/Share Offer (cont.) OP2’s View: If you do NOT wish to tender your shares, you do NOT need to take any action